Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated September 3, 2010

PRICING SUPPLEMENT No. 22 dated August     , 2010

(To Product Supplement No. 4 dated May 28, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K ETF Linked Securities Upside Participation To A Cap And Fixed Percentage Buffered Downside

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

■   Linked to the iShares® MSCI Emerging Markets Index Fund

■   125% participation in the upside performance of the iShares MSCI Emerging Markets Index Fund, subject to a capped value of 138% to 144% of the original offering price per note

■   Protection against a decline in the iShares MSCI Emerging Markets Index Fund as long as the ending price has not declined by more than 20% from the starting price

■   1-to-1 downside exposure to decreases in the value of the iShares MSCI Emerging Markets Index Fund in excess of 20%

■   Term of approximately 3.5 years

■   No periodic interest payments

■   May receive less, and possibly significantly less, than the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.25%	97.75%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $40.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $55.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Investment Description

The Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April     , 2014 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return, subject to a cap, if the value of the iShares MSCI Emerging Markets Index Fund (the “Fund”) increases moderately from its starting price to its ending price, (ii) return of principal if, and only if, the ending price of the Fund is not less than the threshold price and (iii) exposure to decreases in the value of the Fund if the ending price is less than the threshold price. If the ending price is less than the threshold price, you will receive less, and possibly significantly less, than the original offering price of your notes.

You should read this pricing supplement together with the accompanying product supplement no. 4 dated May 28, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. You should not rely on any free writing prospectus filed prior to the date of this pricing supplement in connection with making a decision to invest in the notes unless it specifically refers to the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Fund and desire to enhance any increase in the Fund, in each case subject to the capped value, and want to protect 20% of the original offering price of the notes by:

☐	participating 125% in any increase in the ending price over the starting price, subject to the capped value of 138% to 144% of the original offering price per note; and

☐	protecting against any decline in the Fund, as long as the ending price has not declined by more than 20% from the starting price;

¡	understand that if any decline in the ending price is more than 20% of the starting price, they will receive less, and possibly significantly less, than the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the value of the Fund to decrease more than 20% from its starting price;

¡	seek full exposure to the upside performance of the Fund;

¡	seek full principal protection for their investment;

¡	seek exposure to the Fund but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Fund generally, or to the exposure to the Fund that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). The notes are not sponsored, endorsed, sold or promoted by BTC, its affiliate, BlackRock Fund Advisors (“BFA”), iShares Trust or iShares, Inc. None of BTC, BFA, iShares Trust or iShares, Inc. makes any representations or warranties to the holders of the notes or any member of the public regarding the advisability of investing in the notes. None of BTC, BFA, iShares Trust or iShares, Inc. will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with Wells Fargo & Company’s use of information about the iShares® MSCI Emerging Markets Index Fund.

PRS-2

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Terms of the Notes

Market Measure:	iShares MSCI Emerging Markets Index Fund (the “Fund”)

Pricing Date:	, 2010

Issue Date:	October , 2010

The “redemption amount” per note will equal: • If the ending price is greater than the starting price, the lesser of: (i) the original offering price per note plus:

original offering price per note	x	ending price – starting price	x participation rate	; and
starting price

Redemption Amount:

(ii)    the capped value;

•   If the ending price is less than or equal to the starting price, but greater than or equal to the threshold price: the original offering price per note; or

•   If the ending price is less than the threshold price: the original offering price per note minus:

original offering price per note	x	threshold price – ending price
starting price

If the ending price is less than the threshold price, you will receive less, and possibly significantly less, than the original offering price of your notes.

Stated Maturity Date:	April , 2014, subject to postponement if a market disruption event occurs.

Starting Price:	, the fund closing price of the Fund on the pricing date.

Ending Price:	The ending price will be the fund closing price of the Fund on the calculation day.
Capped Value:

The capped value will be determined on the pricing date and will be between 138% to 144% of the original offering price per note ($1,380 to $1,440 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Price:	, which is equal to 80% of the starting price.

PRS-3

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Terms of the Notes (Continued)

Participation Rate:	125%

Calculation Day:	March 31, 2014 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. We urge you to read the discussion on page PS-22 of the accompanying product supplement and discuss the tax consequences of your investment in the notes with your tax advisor. In addition, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information and backup withholding.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC at the original offering price of the notes less a concession not in excess of 2.25% of the original offering price of the notes. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP:	94986RAY7

PRS-4

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Risk Factors

The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Investment May Result In A Loss.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned The Shares Of An Exchange Traded Fund.

•	Historical Values Of A Market Measure Or The Securities Included In A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect An Exchange Traded Fund Or Its Related Underlying Index May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In An Exchange Traded Fund Or Its Underlying Index.

•	We And Our Affiliates Have No Affiliation With Any Of The Sponsors And Are Not Responsible For Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of An Exchange Traded Fund Is Different From An Investment Linked To The Related Underlying Index.

•	You Will Not Have Any Shareholder Rights With Respect To The Shares Of Any Exchange Traded Fund.

•	Anti-dilution Adjustments Relating To The Shares Of An Exchange Traded Fund Do Not Address Every Event That Could Affect Such Shares.

•	If Your Notes Are Linked To An Exchange Traded Fund That Includes Non-U.S. Stocks, An Investment In The Notes Is Subject To Risks Associated With Foreign Securities Markets.

•	Exchange Rate Movements May Impact The Value Of The Notes.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

PRS-5

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Risk Factors (Continued)

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-6

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a hypothetical capped value of 141% or $1,410 per $1,000 note (the midpoint of the specified range for the capped value), a participation rate of 125% and a threshold price equal to 80% of the starting price. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and the term of your investment.

PRS-7

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical capped value of 141% or $1,410 per $1,000 note (the midpoint of the specified range for the capped value) and assuming hypothetical starting prices and ending prices as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Hypothetical starting price: $40.07

Hypothetical ending price: $50.00

Since the hypothetical ending price is greater than the hypothetical starting price, the redemption amount would equal:

$1,000 +	$1,000	x	50.00 – 40.07	x 125%	= $	1,309.77
40.07

On the stated maturity date you would receive $1,309.77 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Hypothetical starting price: $40.07

Hypothetical ending price: $75.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	75.00 – 40.07	x 125%	= $	2,089.66
40.07

On the stated maturity date you would receive $1,410.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending price is greater than the starting price, you will participate in the performance of the Fund at a rate of 125% up to a certain point. However, the participation rate only has a positive effect for ending prices that are not greater than 132.8% of the starting price (assuming a capped value of 141% or $1,410 per $1,000 note, the midpoint of the specified range for the capped value) and the participation rate will not have a positive effect for any ending price greater than 132.8% of the starting price since your return on the notes will be limited to the capped value.

PRS-8

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Hypothetical starting price: $40.07

Hypothetical ending price: $35.00

Hypothetical threshold price: $32.06, which is 80% of the hypothetical starting price

Since the hypothetical ending price is less than the hypothetical starting price, but not by more than 20%, you would not lose any of the original public offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Hypothetical starting price: $40.07

Hypothetical ending price: $28.00

Hypothetical threshold price: $32.06, which is 80% of the hypothetical starting price

Since the hypothetical ending price is less than the hypothetical starting price by more than 20%, you would lose a portion of the original public offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	32.06 – 28.00	= $	898.68
40.07

On the stated maturity date you would receive $898.68 per $1,000 note.

To the extent that the starting price, ending price and capped value differ from the values assumed above, the results indicated above would be different.

PRS-9

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

Hypothetical Returns

The following table illustrates, for a hypothetical capped value of 141% or $1,410 per $1,000 note (the midpoint of the specified range of the capped value) and a range of hypothetical ending prices of the Fund:

•	the hypothetical percentage change from the hypothetical starting price to the hypothetical ending price;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending price	Hypothetical percentage change from the hypothetical starting price to the hypothetical ending price	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
60.11	50.00%	$1,410.00	41.00%	10.06%
56.10	40.00%	$1,410.00	41.00%	10.06%
52.09	30.00%	$1,375.00	37.50%	9.31%
48.08	20.00%	$1,250.00	25.00%	6.48%
44.08	10.00%	$1,125.00	12.50%	3.39%
42.07	5.00%	$1,062.50	6.25%	1.74%
40.07(2)	0.00%	$1,000.00	0.00%	0.00%
38.07	-5.00%	$1,000.00	0.00%	0.00%
36.06	-10.00%	$1,000.00	0.00%	0.00%
32.06	-20.00%	$1,000.00	0.00%	0.00%
28.05	-30.00%	$900.00	-10.00%	-2.99%
24.04	-40.00%	$800.00	-20.00%	-6.27%
20.04	-50.00%	$700.00	-30.00%	-9.93%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting price. The actual starting price will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting price, ending price and capped value.

PRS-10

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

iShares MSCI Emerging Markets Index Fund

See “The iShares MSCI Emerging Markets Index Fund” in Annex A to the accompanying product supplement for information about the Fund. As of the date of this pricing supplement, the following emerging market country indices are included in the MSCI Emerging Markets Index: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey.

We obtained the closing prices listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the value of the Fund at any time from Bloomberg under the symbol “EEM” or from the iShares website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the iShares website is incorporated by reference into this pricing supplement.

The following graph sets forth end-of-period closing prices of the Fund for each month in the period from April 11, 2003 through August 2010. The closing price on August 31, 2010 was $40.07.

PRS-11

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April , 2014

The iShares MSCI Emerging Markets Index Fund (Continued)

The following table sets forth the high and low closing prices, as well as end-of-period closing prices, of the Fund for each quarter in the period from April 11, 2003 through June 30, 2010 and for the period from July 1, 2010 to August 31, 2010.

	High	Low	Last
2003
April 11, 2003 to June 30, 2003.	$13.62	$11.08	$13.32
Third Quarter	$15.89	$13.47	$15.10
Fourth Quarter	$18.21	$15.50	$18.21
2004
First Quarter	$19.84	$18.38	$19.50
Second Quarter	$20.20	$15.88	$17.96
Third Quarter	$19.17	$16.96	$19.17
Fourth Quarter	$22.43	$18.90	$22.43
2005
First Quarter	$24.65	$21.21	$22.53
Second Quarter	$24.37	$21.70	$23.87
Third Quarter	$28.34	$23.94	$28.29
Fourth Quarter	$29.83	$25.05	$29.42
2006
First Quarter	$33.59	$30.52	$33.00
Second Quarter	$37.03	$27.32	$31.30
Third Quarter	$33.10	$29.20	$32.26
Fourth Quarter	$38.20	$31.77	$38.06
2007
First Quarter	$39.54	$35.10	$38.83
Second Quarter	$44.40	$39.15	$43.88
Third Quarter	$50.13	$39.50	$49.82
Fourth Quarter	$55.73	$47.18	$50.10
2008
First Quarter	$50.37	$42.17	$44.79
Second Quarter	$51.70	$44.43	$45.19
Third Quarter	$44.43	$31.33	$34.53
Fourth Quarter	$33.90	$18.22	$24.97
2009
First Quarter	$27.09	$19.94	$24.81
Second Quarter	$34.64	$25.65	$32.23
Third Quarter	$39.29	$30.75	$38.91
Fourth Quarter	$42.07	$37.56	$41.50
2010
First Quarter	$43.22	$36.83	$42.12
Second Quarter	$43.98	$36.16	$37.32
July 1, 2010 to August 31, 2010	$42.49	$37.59	$40.07

PRS-12